UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

 Under the Securities Exchange Act of 1934

(Amendment No. 2)

The Grilled Cheese Truck, Inc.

 (Name of Issuer)

COMMON SHARES

 (Title of Class of Securities)

39850T105

(CUSIP Number)

Robert O. Mayer

21 East Omaha St.

Rapid City, SD 57701

(760) 275-5143

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 11, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39850T105

1. NAME OF REPORTING PERSON

SoDak Offerings IV, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 40,000[1]
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 40,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.002% [2]

14. TYPE OF REPORTING PERSON

OO

[1]Consists of 40,000 shares of the common stock (the “Common Stock”) of the Grilled Cheese Truck, Inc. (the “Issuer”), all of which are owned directly by SoDak Offerings IV, LLC (“SoDak IV”).

[2] The percentages reported in this Schedule 13D are based upon 18,037,158 shares of Common Stock outstanding as of November 17, 2014 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 19, 2014).

2

1. NAME OF REPORTING PERSON

SoDak Offerings, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 50,000[3]
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 50,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.002%

14. TYPE OF REPORTING PERSON

OO

[3] Consists of 50,000 shares of Common Stock of the Issuer, all of which are owned directly by SoDak Offerings, LLC (“SoDak I”).

3

CUSIP NO. 39850T105

1. NAME OF REPORTING PERSON

Roland W. Gentner

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF, PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 1,157,866[4]
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,157,866

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,157,866

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.41%

14. TYPE OF REPORTING PERSON

IN

[4] Consists of (1) 40,000 shares of Common Stock of the Issuer held by SoDak IV; (2) 50,000 shares of Common Stock of the Issuer held by SoDak I; (3) 464,198 shares of Common Stock of the Issuer, a warrant to purchase up to 120,000 shares of Common Stock of the Issuer exercisable immediately until May 29, 2017 and a warrant to purchase up to 100,000 shares of Common Stock of the Issuer exercisable immediately until September 30, 2015, held by Roland W. Gentner & Cynthia L. Gentner JTWROS, as to which Mr. Gentner holds shared voting and dispositive power; (4) 169,021 shares of Common Stock of the Issuer and a warrant to purchase up to 75,000 shares of Common Stock of the Issuer exercisable immediately until September 30, 2015, held by Seven Investre, LLC; (5) 79,647 shares of Common Stock of the Issuer and warrant to purchase up to 60,000 shares of Common Stock of the Issuer exercisable immediately until May 29, 2017, held by CGER, LLLP. Mr. Gentner is the manager of SoDak I, SoDak IV and Seven Investre, LLC and has shared voting and disposition power over the securities beneficially owned by SoDak I, SoDak IV and Seven Investre, LLC. Mr. Gentner is the general partner of CGER, LLLP and has shared voting and disposition power over the securities beneficially owned by CGER, LLLP. Mr. Gentner disclaims beneficial ownership for the 50,000 shares beneficially owned by SoDak I, the 40,000 shares beneficially owned by SoDak IV, the 244,021 beneficially owned by Seven Investre, LLC, and the 139,647 shares beneficially owned CGER, LLLP (inclusive of shares underlying warrants beneficially owned by each entity), except to the extent of any pecuniary interest that he holds therein.

4

CUSIP NO. 39850T105

1. NAME OF REPORTING PERSON

Robert O. Mayer

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF, PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 779,268[5]
8. SHARED VOTING POWER 334,021[6]
9. SOLE DISPOSITIVE POWER 779,268
10. SHARED DISPOSITIVE POWER 334,021

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,113,289[7]

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.17%

14. TYPE OF REPORTING PERSON

IN

[5] Consists of 534,055 shares of Common Stock of the Issuer and a warrant to purchase up to 125,000 shares of Common Stock of the Issuer exercisable immediately until April 16, 2016, held by R3 Trading Partners, LLC (“R3 Trading”). Mr. Mayer is the manager of R3 Trading and has sole voting and dispositive power over securities of the Issuer beneficially owned by R3 Trading. Also includes 107,713 shares of Common Stock of the Issuer and a warrant to purchase up to 12,500 shares of Common Stock of the Issuer exercisable immediately until September 30, 2015, held by Mr. Mayer as an individual.

[6] Consists of 40,000 shares of Common Stock of the Issuer, beneficially owned by SoDak IV. Mr. Mayer is the investment manager of SoDak IV and has voting and disposition power over the securities beneficially owned by SoDak IV. Mr. Mayer disclaims beneficial ownership for the 40,000 shares beneficially owned by SoDak IV, except to the extent of any pecuniary interest he has therein. Also consists of 50,000 shares of Common Stock of the Issuer, beneficially owned by SoDak I. Mr. Mayer is the investment manager of SoDak I and has voting and disposition power over the securities beneficially owned by SoDak I. Mr. Mayer disclaims beneficial ownership for the 50,000 shares beneficially owned by SoDak I, except to the extent of any pecuniary interest he has therein. Also consists of 169,021 shares of Common Stock of the Issuer and a warrant to purchase up to 75,000 shares of Common Stock of the Issuer exercisable immediately until September 30, 2015 (the “Seven Investre Warrant”), beneficially owned by Seven Investre, LLC. Mr. Mayer is the investment manager of Seven Investre, LLC and has voting and disposition power over securities beneficially owned by Seven Investre, LLC. Mr. Mayer disclaims beneficial ownership for the 244,021 shares (which includes 75,000 shares underlying the Seven Investre Warrant) beneficially owned by Seven Investre, LLC, except to the extent of any pecuniary interest he has therein.

[7] Consists of the shares described in footnotes 5 and 6.

5

CUSIP NO. 39850T105

Item 1. Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Common Stock, par value $0.001 per share, issued by The Grilled Cheese Truck, Inc., a Nevada corporation (the “ Issuer ”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 23, 2014 and amended by Amendment No. 1 thereto (as amended, the “ Initial Schedule 13D ”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein, including information regarding distributions of the Issuer’s shares owned by SoDak Holdings, LLC and SoDak Holdings IV, LLC to its respective members and also to correct an inadvertent error, whereby box 2(a) in Item 2 on the cover page for each Reporting Person in the Initial Schedule 13D was inadvertently checked off, but it should not have been checked off since the Reporting Persons were never part of a group with respect to the ownership of the Issuer’s securities. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2. Identity and Background

No Material Change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

On August 11, 2014, SoDak IV approved the distribution of assets owned by SoDak IV, including shares of Issuer’s common stock and warrants to purchase the Issuer’s common stock, to all of its members for no consideration. On August 25, 2014, SoDak IV entered into two Stock Purchase Agreements, one with PBNJ Advisors, Inc. (“PBNJ”) and the other with Young C. and Kay L. Lee (the “Lees”). Pursuant to these agreements, SoDak IV purchased 40,000 Shares held by PBNJ and 40,000 shares held by the Lees for cash consideration in the aggregate amount of $100,000. These 80,000 shares purchased on August 25, 2014 became part of the above-described distribution of assets to SoDak IV’s members that was approved on August 11, 2014.

Roland W. Gentner & Cynthia L. Gentner JTWROS and CGER, LLLP, a South Dakota limited liability partnership (“CGER”), are members of SoDak IV, and as a result of this distribution of assets, Roland W. Gentner & Cynthia L. Gentner JTWROS acquired 159,293 Shares of the Issuer and a warrant to purchase up to 120,000 Shares at $2.50 per share which is immediately exercisable until May 29, 2017 and CGER acquired 79,647 Shares of the Issuer and a warrant to purchase up to 60,000 Shares at $2.50 per share which is immediately exercisable until May 29, 2017. Mr. Gentner holds voting and dispositive power of the securities beneficially owned by Roland W. Gentner & Cynthia L. Gentner JTWROS, in joint tenancy, and CGER, in his capacity as general partner of CGER. SoDak IV retained 40,000 Shares after the distribution of assets.

On August 11, 2014, SoDak I approved the distribution of assets owned by SoDak I, including shares of Issuer’s common stock and warrants to purchase the Issuer’s common stock, to all of its members for no consideration. Roland W. Gentner & Cynthia L. Gentner JTWROS, Seven Investre, LLC, a South Dakota limited liability company (“Seven Investre”), R3 Trading Partners, LLC, a South Dakota limited liability company (“R3”) and Mr. Mayer are members of SoDak I. As a result of this distribution of assets, Roland W. Gentner & Cynthia L. Gentner JTWROS acquired 225,362 Shares of the Issuer and a warrant to purchase up to an aggregate of 100,000 Shares at $2.00 per share which is immediately exercisable. Seven Investre received 169,021 Shares of the Issuer and a warrant to purchase up to an aggregate of 75,000 Shares for $2.00 per share which is immediately exercisable. R3 acquired 281,702 Shares of the Issuer and a warrant to purchase up to an aggregate of 125,000 Shares for $2.00 per share which is immediately exercisable. Mr. Mayer acquired 28,170 Shares of the Issuer and a warrant to purchase up to 12,500 Shares for $2.00 per share which is immediately exercisable. Mr. Gentner is the manager and Mr. Mayer is the investment manager of Seven Investre, each of which has voting and dispositive power over securities beneficially owned by Seven Investre. Mr. Mayer is the sole manager of R3 and has voting and dispositive power over securities beneficially owned by R3. SoDak I retained 50,000 Shares after the distribution.

6

Item 4. Purpose of Transaction

No Material Change.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 18,037,158 Shares outstanding, which is the total number of Shares outstanding as of November 17, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 19, 2014.

I.	SoDak IV

(a) SoDak IV is the beneficial owner of 40,000 Shares of the Issuer, representing approximately 0.002% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 40,000

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 40,000

(c) The transactions in the Shares by SoDak IV during the past sixty days of the date of the Event, if any, are set forth in Schedule A and are incorporated herein by reference.

II.	SoDak I

(a) SoDak I is the beneficial owner of 50,000 Shares of the Issuer, representing approximately 0.002% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 50,000

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 50,000

(c) The transactions in the Shares by SoDak I during the past sixty days of the date of the Event, if any, are set forth in Schedule A and are incorporated herein by reference.

III.	Mr. Gentner

(a) Mr. Gentner is the beneficial owner of 1,157,866 Shares of the Issuer, representing approximately 6.41% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 1,157,866

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 1,157,866

(c) The transactions in the Shares by Mr. Gentner and on behalf of SoDak IV and SoDak I during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

7

IV.	Mr. Mayer

(a) Mr. Mayer is the beneficial owner of 1,113,289 Shares of the Issuer, representing approximately 6.17% of the outstanding shares of Common Stock of the Issuer.

(b) 1. Sole power to vote or direct vote: 779,268

2. Shared power to vote or direct vote: 334,021

3. Sole power to dispose or direct the disposition: 779,268

4. Shared power to dispose or direct the disposition: 334,021

(c) The transactions in the Shares by Mr. Mayer and on behalf of SoDak IV and SoDak I during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

(d) Except for the 464,198 Shares and warrants to purchase up to an aggregate of 220,000 Shares, held in the name of Roland W. Gentner & Cynthia L. Gentner JTWROS and the 79,647 Shares and warrant to purchase up to 60,000 Shares, held in the name of CGER, LLLP, in which Ms. Cynthia Gentner shares voting and dispositive power with Mr. Gentner, to the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, Mr. Gentner and Mr. Mayer, and persons disclosed herein, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares discussed in this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

No Material Change.

Item 7. Material to be Filed as Exhibits

No Material Change.

8

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 4, 2015	SODAK OFFERINGS IV, LLC

	By:	/s/ Robert O. Mayer
Robert O. Mayer Investment Manager

SODAK OFFERINGS, LLC

By:	/s/ Robert O. Mayer
Robert O. Mayer Investment Manager

ROLAND GENTNER

By:	/s/ Robert O. Mayer
Robert O. Mayer, Attorney-in-Fact

ROBERT O. MAYER

By:	/s/ Robert O. Mayer
Robert O. Mayer, an Individual

* Power of Attorney previously filed as Exhibit 24.1 to the Schedule 13D filed on December 23, 2014.

9

SCHEDULE A

The following paragraphs set forth all transactions with respect to the securities owned by the Reporting Persons that were effected from July 22, 2014, the last date of event of the Initial Schedule 13 D, to August 25, 2014.

On August 11, 2014, SoDak I approved the distribution of assets owned by SoDak I, including shares of Issuer’s common stock and warrants to purchase the Issuer’s common stock, to all of its members for no consideration. Roland W. Gentner & Cynthia L. Gentner JTWROS, Seven Investre, R3 and Mr. Mayer are members of SoDak I. As a result of this distribution of assets, Roland W. Gentner & Cynthia L. Gentner JTWROS acquired 225,362 Shares of the Issuer and warrants to purchase up to an aggregate of 100,000 Shares at $2.00 per share which is immediately exercisable. Seven Investre received 169,021 Shares of the Issuer and warrants to purchase up to an aggregate of 75,000 Shares for $2.00 per share which is immediately exercisable. R3 acquired 281,702 Shares of the Issuer and warrants to purchase up to an aggregate of 125,000 Shares for $2.00 per share which is immediately exercisable. Mr. Mayer acquired 28,170 Shares of the Issuer and warrants to purchase up to 12,500 Shares for $2.00 per share which is immediately exercisable. Mr. Gentner is the manager and Mr. Mayer is the investment manager of Seven Investre, each of which has voting and dispositive power over securities beneficially owned by Seven Investre. Mr. Mayer is the sole manager of R3 and has voting and dispositive power over securities beneficially owned by R3. SoDak I retained 50,000 Shares after the distribution.

On August 11, 2014, SoDak IV approved the distribution of assets owned by SoDak IV, including shares of Issuer’s common stock and warrants to purchase the Issuer’s common stock, to all of its members for no consideration. Roland W. Gentner & Cynthia L. Gentner JTWROS and CGER are members of SoDak IV, and as a result of this distribution of assets, Roland W. Gentner & Cynthia L. Gentner JTWROS acquired 159,293 Shares of the Issuer and a warrant to purchase up to 120,000 Shares at $2.50 per share which is immediately exercisable until May 29, 2017 and CGER acquired 79,647 Shares of the Issuer and a warrant to purchase up to 60,000 Shares at $2.50 per share which is immediately exercisable until May 29, 2017. Mr. Gentner holds voting and dispositive power of the securities beneficially owned by Roland W. Gentner & Cynthia L. Gentner JTWROS, in joint tenancy, and CGER, in his capacity as general partner of CGER. SoDak IV retained 40,000 Shares after the distribution of assets.

On August 25, 2014, SoDak IV entered into two Stock Purchase Agreements, one with PBNJ and the other with the Lees. Pursuant to these agreements, SoDak IV purchased 40,000 Shares held by PBNJ and 40,000 shares held by the Lees for cash consideration in the aggregate amount of $100,000. These 80,000 shares purchased on August 25, 2014 were distributed pursuant to the above-described distribution of assets by SoDak IV to its members that was approved on August 11, 2014.